SECURITIES AND EXCHANGE COMMISSION
                Washington, D.C.  20549

                     SCHEDULE 13D

       Under the Securities Exchange Act of 1934
                 (Amendment No.  8  )*

                    Lomak Petroleum, Inc.

                   (Name of Issuer)

                     Common Stock


            (Title of Class of Securities)

                        541509105


                    (CUSIP Number)



                   Peter E. Lorenzen
                Snyder Oil Corporation
                    777 Main Street
                      Suite 2500
                 Fort Worth, TX  76102
                      (817) 338-4043

    (Name, Address, and Telephone Number of Person
   Authorized to Receive Notices and Communications)

                       March 18, 1994
       (Date of Event which Requires Registrant
                  of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Check the following box if a fee is being paid with the statement . (A fee is not required only if the reporting